FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002, through July 23, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:July 23, 2002

By: [signature]
Name: Vincenzo Covelli
Title: Director

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;
- Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;
- Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- Telecom Italia's ability to successfully achieve its debt reduction targets;
- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;
- SEAT's ability to successfully implement its internet strategy;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and
- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

List of exhibits regarding the **FORM 6-K** dated July 18, 2002 for the month of July 2002 through July 23, 2002:

1) Press release of July 18, 2002 regarding the informationof the date of the next Board of Directors of TIM S.p.A., SEAT Pagine Gialle S.p.A. and Telecom Italia S.p.A.

2) Slides of Mr. Ruggiero and Mr. Pileri regarding the "Technology Day" held on 18 and 19 July 2002.

TELECOM ITALIA

PRESS RELEASE

Rome, 18 July, 2002 – The Telecom Italia Group informs that the Boards of **Telecom Italia Spa**, **TIM SpA** and **Seat Pagine Gialle SpA**, will convene to examine draft and unaudited financial statements for the first half of 2002, on July 24th (TIM and Seat PG) and July 25th (Telecom Italia).

Communication & Media Relations: +3906.3688.2023/2066

www.telecomitalia.it/press

Investor Relations: +3906.36882560/2381

www.telecomitalia.it/investor

Technology Day

Riccardo Ruggiero

Telecom Italia Domestic Wireline

TELECOM ITALIA

Agenda

- ▶ D.W. Strategy
- Leadership in product innovation
- Excellence in customer care and service
- Opex and Capex efficiency

D.W. Mission

To become the best in class European wireline operator through customer care excellence, product innovation, leadership in technology, top efficiency/effectiveness, fast and entrepreneurial organization

2002 strategic objectives

- Defend voice traffic M/S through customer retention and win-back
- Multichannel Strategy
- Focus on SME

Leadership in:
- Broadband
- Voice and Data Value Added Services


Mktg excellence
Product innovation
Fast execution
Efficiency
Customer care and service

- Efficiency in OPEX
- Business driven CAPEX

- Superior Customer Care
- Excellence in provisioning and Assurance

Agenda

- D.W. Strategy
- ► Leadership in product innovation
- Excellence in customer care and service
- Opex and Capex efficiency

Leader in product innovation

Jan | Feb | Mar | Apr | May | Jun | Jul

Voice Offers

- ***Ricomincio da te (Price Cap)***
- ***ADSL***

Consumer

- *pay per use* — ALICE offer
- *self install* — Wireless LAN

Business — SMART offer

- ***Teleconomy*** *:*
  - *New pricing* — ZERO (Resid.) — ZERO (SoHo.) — FORFAIT (Resid. + SoHo.)

Data Offers

- ***SME integrated offer – BB access+ Web Services***
  - *Partnership TI / Microsoft*
- ***Data services***
  - *Hyperway and Interbusiness: WLAN access* — Wireless LAN
  - *IP corporate networks (MPLS) for Multimedia solutions*

Domestic Wireline leadership in Voice Offering

- "Ricomincio da te" (Price Cap – phase 1) — 1st february
- New Teleconomy Offers — 15 february
  - Teleconomy Forfait
  - Teleconomy Zero
  - Teleconomy Light
- "Ricomincio da te" (Price Cap – phase 2) — 1 st july

The new ADSL offer of T.I. Domestic Wireline

Pricing* → / Provisioning ↓

Provisioning		SEMI-FLAT OFFER • Connection fee including 20 hours/month • Extra time charged per second	FLAT OFFER • Always on
BASE	Modem: not incl'd Install.: not incl'd	24.95 €	36.95 €
SELF INSTALLING (April 15)	Modem: incl'd Install.: self inst.	27.95 €	39.95 €
TURN KEY (April 15)	Modem: incl'd Install.: incl'd	30.95 €	42.95 €

Dedicated front end

Ready to install within 7 days

* Including VAT

TELECOM ITALIA

Broadband connection evolution

Old Wired Internet	Broad band "always on"	Wireless Internet connection	Wireless/Wired LAN



Fast internet access in
"Always on" mode

Internet access to ISP by telephone dial- up connection

Broad-band in wireless mode
Broad-band everywhere
No new wire approach to solve home network works

Home network evolution
A combination of different technologies to allow any kind of connections between etherogeneous terminals (Wireless, HPNA, Ethernet, PLC) wherever located
RG based approach
Entertainment, intelligent nodes and domotics appliances

in the past | **today** | **In the future**

WLAN offer for residential customers

Prices VAT included	Alice Semi-Flat	Alice Flat
ADSL Line	24,95 €	36,95 €
Installation	3 €	3 €
Modem Rental	3 €	3 €
Router Wireless Rental	9 € Plus ADSL monthly rental	9 € Plus ADSL monthly rental
Alice WLAN With technician at home	39,95 €	51,95 €

June,15 2002

Solution "turn key" with wireless router provisioning and installation plus one PC card

Agenda

- D.W. Strategy
- Leadership in product innovation
- ► Excellence in customer care and service
- Opex and Capex efficiency

Excellence in Customer Care: actions in place

Process & services	• A single Customer Care division • end-to-end customer ownership • Top quality service for all customers. Excellent service for higher-value customers • Priority on caring activities ("one call solution" and customer satisfaction)
Technology	• CRM for business customers (sept '02) • CRM for residential customers (mar '03) • Data warehouse (dec '02) • Call center infrastructure (sept '02) • Knowledge Management system (already in place)
People & Organisation	• Unified Customer Care Org' responsibility • Horizontal integration of field operational units • Personalized incentive and remuneration schemes • Job re-design (supervisors and rep's) • New learning and e-learning process • Courtesy and Competence Project

Key Performance Indicators

Focus on effectiveness:	Oct. 01	Mar. 02
Customer Satisfaction	65%	79%
One Call Solution	25%	72%
Courtesy	40%	91%
Competence	45%	91%

Focus on efficiency:	Oct. 01	Mar. 02
ASR	76%	76%

ADSL provisioning process re-engineering and activation results

Mass Market ADSL provisioning process



Acquisition
visit scheduling
order issuing
Connection availability
Acknowledge service not available
Visit confirmation
Installation
Courtesy Call
Already in place

Mass Market ADSL activation results



Average daily activations
722
967
1438
Jan
Feb
Mar

- **T.I. is available to install the customer starting from the 7th day**
- **About 92%** of the customers is installed according to the appointment
- Average activation days: from 33 (Jan) to **11** (todays)

Customer satisfaction index – Residential customers (% of cust's satisfied)

Tech. Quality


100
80
60
40
20
0
86,4
87,0
88,1
Jan
Feb
Mar

Prod./Serv.Quality


100
80
60
40
20
0
86,7
86,5
89,1
Jan
Feb
Mar

Assurance Quality


100
80
60
40
20
0
82,9
84,6
86,0
Jan
Feb
Mar

Customer satisfaction index – Business customers (% of cust's satisfied)


Tech. Quality
100
80
60
40
20
0
83,6
84,1
85,4
Jan
Feb
Mar


Prod./Serv.Quality
100
80
60
40
20
0
84,3
83,2
85,9
Jan
Feb
Mar


Assurance Quality
100
80
60
40
20
0
79,3
79,1
81,5
Jan
Feb
Mar

Agenda

D.W. Strategy

Leadership in product innovation

Excellence in customer care and service

► Opex and Capex efficiency

Cost efficiency evolution: 1st Q '02 vs. '01



€ Mn
- 1.9%
2,273
2,229
- 1.9%
- 22.3%
- 13.0%
+ 21.0%
+ 3.2%
+ 11.7%
Net costs
- 6.0%
- 80 Mn€
1st Q '01
Personnel
G&A
Network efficiency
Marketing, Sales, Others
Interconn's & others*
Sub's**
1st Q '02

*) Changes in inventories and increases in capitalized internal construction costs incl
**) including Personnel cost

Capex evolution

€ Mn

	2000	2001	2002-2004 cum'd
Total capex	2,700	2,800	6,700


45%
innovative


55%
innovative

* 1Q 2002

D.W. virtuous circle


Marketing Excellence
Superior Customer Care and Service
Network and Technology

Rome, July 19th, 2002

Technology Day

Technology Day



Telecom Italia Wireline Network

Stefano Pileri

TELECOM ITALIA

Agenda



- ► **Telecom Italia Wireline Network**
- **New Technologies for Service Innovation**
- **Network Evolution for Operational Excellence**

Wireline Network Model


MANAGEMENT
PLATFORM
VOICE
ACCESS
OPTICAL
ACCESS
xDSL
ACCESS
Transport Backbone
VOICE
DATA
INTELLIGENT
VOICE
SERVER
INTERNET
DATA
CENTER

Access Network


MANAGEMENT PLATFORM
Transport Backbone
VOICE
DATA
VOICE ACCESS
OPTICAL ACCESS
xDSL ACCESS
INTELLIGENT VOICE SERVER
INTERNET DATA CENTER

POTS lines :	**22 million**
ISDN lines (equiv.) :	**5.4 million**
DSL lines :	**0.5 million**
Subscribers loops :	**104 million km-pairs**
Optical fiber :	**417,000 km.fo**
Access voice switches	**10400**
Access DSL multiplexers	**1500**

(as of 31.12.2001)

Broaband Access :
Network Architecture


HDSL access
HDSL
ADSL / SDSL access
DSLAM
OLO/ISP
(ADSL wholesale)
ATM
BAS
DSL ACCESS
Network Management Center
Internet Data Center
ATM
Broadband SDH access
SDH
Extended LAN
Extended LAN
Business Customer LAN
Residential/SOHO customer (next stage)
Business Customer LAN
Broadband access "extended LAN"
OPTICAL ACCESS

Broadband Access : xDSL Deployment


%copper pairs
100
80
60
40
20
0
0
2
4
6
8
10
12
14
km
Length
Italy
UK (BT)
Japan
France
Germany
USA


1000
900
800
700
600
500
400
300
200
100
0
110 towns
45% internet users
707 towns
68% internet users
800 towns
71% internet users
2000
2001
2002

Broadband Access :
Optical "METRO" access



GEthernet to the Building


PoP
router IP
switch Ethernet
PBX
Business
Gigabit Ethernet ring
Eth 10/100 Mbit/s over UTP5 or MMF/SMF alternative Eth 10 Mbit/s over (VDSL)
building
switch Eth with optical long reach GbE
cabinet
Copper pair - Eth 10 Mbit/s (VDSL)
Low density area

- Dual optical fibre (SMF)
- Gigabit Ethernet
- Line bit rate 1.25 Gbit/s
- Reach up to 10 km

Transport Network


MANAGEMENT PLATFORM
VOICE ACCESS
INTELLIGENT VOICE SERVER
Transport Backbone
VOICE
OPTICAL ACCESS
DATA
xDSL ACCESS
INTERNET DATA CENTER

Fiber optics cables :	**87,000 km**
Optical fibers :	**2.8 million km-o.f.**
Transport Network capacity	**1.5 Terabit/s**
SDH rings :	**1100**
DWDM systems :	**76**

(as of 31.12.2001)

Optical Transport Network :
DWDM and SDH



ARIANNA
rete trasmissiva nazionale


T-BONE
G.655

T-Bone:
Optical Fiber National Backbone

- Total length : 6,100 km
- 48 fibre pairs G.655


MILANO
VENEZIA
TORINO
GENOVA
BOLOGNA
FIRENZE
ROMA
BARI
NAPOLI
PALERMO


Join rings
BackBone 4 f.o.
MSSPRing rings
National network
Regional network (level 2)
Regional network (level 1)

Voice Network


MANAGEMENT PLATFORM
VOICE ACCESS
OPTICAL ACCESS
xDSL ACCESS
VOICE
DATA
INTELLIGENT VOICE SERVER
INTERNET DATA CENTER

Switches :	**700**
Digitalization :	**100 %**
	(as of 31.12.2001)
Total retail traffic :	**129 billion minutes**
	(year 2001)

Switched Voice Network


ISC
GATEWAY
AREA
GATEWAY
AREA
LOCAL
AREA
AS
AS
AS
MUX

5 International Switching Centers

66 Transit Exchanges (33 Gateway Areas)

628 Local Exchanges (average capacity: 40000 subscriber lines)

10400 Access Switches


AS

Transit Exchange

Local Exchange

Access Switches

Intelligent Network Architecture


SCE Service Programming
Applications
Applications
Parlay+
Client Gateway
Packet IN
Directory Servers
Message/ Voice Servers
Media Servers
Policy Server
SIP Proxy Servers
Gate Keepers
Soft Switches
Radius
SCE
SMS
SCP
STP
SS7 Network
ASE-RI
Core-Inap
Optical Packet Network
Service Node & Voice Mail
SGU
SGT
SSP
Switched Voice Network

Data Network


MANAGEMENT PLATFORM
VOICE ACCESS
OPTICAL ACCESS
xDSL ACCESS
Transport Backbone
VOICE
DATA
INTELLIGENT VOICE SERVER
INTERNET DATA CENTER

Access/Edge Data Nodes :	**2167 nodes**
Backbone Data Nodes :	**95 ATM – 88 IP**
Packet Backbone Capacity :	**60 Gbit/s**
Big Internet Capacity :	**2.6 Gbit/s**

Data Network Architecture :
"Optical Packet Backbone"


ATM - IP
SDH - OTN
The OPB backbone
POP
POP
POP
POP
POP
POP
Packet Backbone
POP Architecture
ATM
IP
Broadband NAS Service Gateway
NB NAS
ATM Concentrator
V
Media Gateway
EDGE Router
Cache Server
OTN PO
SDH DWDM
Optical Transport Network
OTN
OTN
OTN
OTN
Optical Transport Level

IP-MPLS versus FR-ATM connectivity


Customer LAN
ATM/FR PVC
Customer Premises
ATM/FR Node
ATM/FR Network
Customer LAN
Customer LAN
Customer LAN
Customer LAN
ATM/FR PVC
Customer Premises
Access Router
MPLS Network
Access Router
Customer LAN
Customer LAN
Customer LAN

Internet Data Centers
for business customers


MANAGEMENT PLATFORM
VOICE ACCESS
OPTICAL ACCESS
xDSL ACCESS
Transport Backbone
VOICE
DATA
INTELLIGENT VOICE SERVER
INTERNET DATA CENTER

Storage	61,000 GByte
RAM	1207 GByte
Software applications	410
Database on line	197
Web pages	4,402,000
Band	7.5 Gbit/s
Mailbox	130,000
E-mail	500,000 /day
Engineers	150

IDC of Telecom Italia Domestic Wireline

POMEZIA (ROMA)



More than 15000 m^2 of systems areas, service areas and technological areas



More than 5000 m^2 of systems areas, service areas and technological areas

ROZZANO (MILANO)

Integrated and flexible platform
for innovative Web based Services


VALUE CHAIN
IP Enabling - Intelligence Services
(Service Control Rule and Features)
AIN
Intelligence Services
Business to Consumer Services
(Digital TV, Interactive services, Online Shopping)
Business to Business Services
(eProcurement, eSettlement, ect.)
Media & Interactive Content
(News, Streaming, Audio/Video, Publishing, etc.)
Hosting Services
(Application Hosting, Web Hosting, E-mail, ect.)
IP Based Services
(VoIP, FoIP, IP/VPN, etc.)
Broadband Connectivity
(POTS, Frame Relay, Private Lines, etc.)
Wireline
Wireless
Cable
Managed Service Portfolio
Business Process Mgmt
Application Mgmt
(Network Applications Server)
Managed Network
Build
Design
Run
HelpDesk, support

Rome, July 19th, 2002

Technology Day

Agenda



- Telecom Italia Wireline Network
- ► New Technologies for Service Innovation
- Network Evolution for Operational Excellence

Stefano Pileri

TELECOM ITALIA

Towards a "Next Generation Network"



Broadband Access
OPTICAL ACCESS
xDSL ACCESS
OPTICAL PACKET BACKBONE
Service and Content Distribution Platform
VOICE
VIDEO
DATA

TELECOM ITALIA

Bandwidth Requirements

ADSL
Access Bandwidth



2000
2001
2002
2003
2004
ADSL Business
ADSL Wholesale
ADSL Retail

High speed
Access Bandwidth



2000
2001
2002
2003
2004
FTTB (GBE / SDH)
HDSL/SDSL

Bandwitdh on Backbone



Data
Voice
2000
2001
2002
2003
2004

Bandwidth growth and technology


Bandwidth
Business
FIBER
20M
VDSL
Residential
2M
ADSL/HDSL
128K
ISDN
56K
POTS
Time
TODAY
TOMORROW

- Technology tailored on customer needs and time to market
- No "killer technology" but a "bundle of technology" to optimize investment
- New technologies means more services and better quality
- No risk for service quality

DSL Broadband Access Evolution
(DSL = Digital Subscriber Loop)

ADSL
(Asymmetrical DSL)
- Digital transmission over one copper pair
- Line speed depends on line length:
- downstream up to 6 Mbit/s
- upstream up to 1 Mbit/s

HDSL
(High-bit-rate DSL)
- Digital transmission over two copper pairs
- Line speed: 2 Mbit/s (both ways)

SHDSL
(Symmetrical High-bit-rate DSL)
- Digital transmission over one copper pair
- Line speed: up to 2 Mbit/s (both ways)

LRE
(Long Reach Ethernet)
- VDSL Digital Transmission
- Up to 10 Mbit/s symmetrical links depending on line length
- Native IP/Ethernet Services

VDSL
(Very high-speed DSL)
- Digital transmission over one copper pair
- Line speed depends on line length (see next chart →)

VDSL Technology

- Digital transmission over one copper pair:
  - symmetrical mode: about 10 Mbit/s
  - asymmetrical mode: up to 6 Mbit/s upstream, 50 Mbit/s downstream
- Line speed depends on line length:
  - e.g.: 14 Mbit/s downstream, 1 Mbit/s upstream –> ~1300 m
- Suitable for network architectures as FTTB or FTTC
- A standard ETSI frequency plan will allow to have VDSL cards for DSLAM (FTTE)

Optical Broadband Access Evolution

SDH
(Synchronous Digital Hierarchy)

- Digital transmission over two fibers
- Ring architecture
- Typical bit rate: 155 and 622 Mbit/s
- Suitable for multi-service applications

GBE
(GigaBit Ethernet)

- Packet transmission over two shared fibers
- Bit rate: 1 Gbit/s
- Suitable for data applications

DWDM
(Dense Wavelength Division Multiplexing)

- Optical transmission on a wavelength ("lambda")
- Bit rate: 2.5 Gbit/s, 10 Gbit/s and over
- Suitable for high-capacity transport

E-PON (Ethernet Passive Optical Network)

- Optical transmission with WDM technolgy
- Tree architecture based on passive optical components
- Bit rate: up to 1 Gbit/s downstream and 800 Mbit/s upstream
- Suitable for native IP/Ethernet services

E – PON Access Network Architecture


Central Office
ONU
Optical Line Termination
1st Splitter
Primary access network (great optical fiber cables)
2nd Splitter
Last 200-300 meters
E-PON TO THE CURB


Central Office
ONU
ONU
ONU
E-PON TO THE BUILDING

E-PON Technology

- E-PON connects Central Office to a maximum of 32 ONUs (Optical Network Units) per each Optical Line Termination (OLT)
  - use of passive splitter: location depending on customer penetration
  - redundancy capabilities
  - WDM transmission (tx and rx on 1 Optical Fiber)
- Capacity shared by all ONUs of the PON
  - about 1 Gbit/s downstream
  - about 800 Mbit/s upstream
- Suitable for network architectures as FTTB or FTTC
- ONU: from 4 to 48 customers
  - 2 Optical Fiber (tx and rx) per customer: no distance problem
  - home cabling and installation of Customer Equipment (Media Converter or Router)

WIFI Broadband Access
in Home Office



@
modem
WL-USB
Adapter
Desktop 1
Lap 1
Lap 2
Lap 3
Palm 1

WLAN (802.11b) Technology

- Use of radio hub (Access Point) as access to the network:
  - nominal capacity up to 11 Mbit/s
  - use of ISM unlicensed frequency band (2.4 GHz)
  - up to ~50 users per single Access Point
- Coverage radius depends on capacity and enviromnment:
  - INDOOR: e.g.: 7 Mbit/s –> ~10-40 m (typ. 10 m residential env.);
    1 Mbit/s –> ~20 -80 m (typ. 20 m residential env.);
- Suitable for residential / SOHO/ Enterprises network architectures
  - broadband connectivity without cable installation problems within house
  - Access Point integrated within ADSL modem/router case
- Higher capacity WLAN devices will be available soon: HyperLAN/2 and 802.11a (5 GHz, 54 Mbit/s)

Open Multimedia Platform Architecture



Centralized Management
• Provisioning
• Content and Network Management
• Reporting, Accounting
Multimedia Center
• Streaming Server
• Internet Portal
xDSL ACCESS
OPTICAL ACCESS
OPTICAL PACKET BACKBONE
B-RAS
Conten t Switch
POP
Cache & Mirror

Open Multimedia Platform Services

- Web-site acceleration
- Gaming (on-demand, on-line)
- Audio/video services : download-and- play, streaming (on demand, live)
- Digital Rights Management
- E-commerce, E-learning
- Application on demand
- Business TV

Intelligent Network Services Evolution

➢ Voice VAS

- Existing services evolution (e.g. CCBS, Pay4Me, 400)
- New services using enhanced voice technology
  - VAD (Voice Activated Dialling)
  - Voice recognition
  - ...

➢ Convergent Services

- VoIP extension for existing services (e.g. "Chi è" on line)
- Hybrid VPN with VoIP and Instant Messaging
- Voice Browsing
- ...

Rome, July 19th, 2002
Technology Day

Agenda



Telecom Italia Wireline Network
New Technologies for Service Innovation
▶ Network Evolution for Operational Excellence

Stefano Pileri

TELECOM ITALIA

Towards a "Next Generation Network"


MANAGEMENT
PLATFORM
OPTICAL ACCESS
xDSL ACCESS
OPTICAL
PACKET
BACKBONE
VOICE
VIDEO
DATA

Optical Packet Backbone Evolution

- A "Thin" Platform based on:
  - IP over Optical Transport Network
  - Multiservice Data PoPs


IP
OTN

the IP Backbone transports traffic for Executive and Mass Market Services, Internet Data Centers, private and public peerings, TI mission critical IP networks and voice traffic

Multiservices Optical Transport Network (OTN) for SDH, IP and the *Next Thing*

IP backbone strategy

IP

- Goals:
  - Deployment of a single backbone infrastructure
  - Reduction of network elements
  - Integration with the Optical Transport Level
  - Deployment of a future proof IP technology

- Tools:
  - broadband and high performance IP infrastructure
  - enhanced IP/MPLS functionalities (CoS/QoS, MPLS Traffic Engineering, MPLS Fast Rerouting, MPLS VPN)

OTN backbone strategy

OTN

- **Goals:**
  - New connectivity services
  - Introduction of Class of Services concept at transport layer
  - Strong integration with IP networks
  - Future proof technology

- **Tools:**
  - Integrated equipment (SDH and Optical Channel)
  - Mesh approach
  - Distributed intelligence

From rings to mesh

OTN

- Ring architecture
  - simple and fast protection schemes
  - simple design and management
  - low flexibility: due to routing strong constraint
  - low scalability: each span transport the sum of all the traffic. In case of traffic growth either all nodes have to be updated or another ring should be added
- Meshed architectures
  - flexibility: destination reached along different paths
  - scalability: each span can be upgraded independently
  - efficient use of bandwidth (restoration)

From rings to mesh

OTN


Rings
MS-SPRing protection
4/1
4/1
4/1
4/1
4/1
4/1
16


Mesh
Restoration
4/1
4/1
4/1
4/1
4/1
OXC
OXC

- Node integration: one equipment vs stacked ADMs
- flexibility: destination reached along different paths
- scalability: each span can be upgraded independently
- efficiency: smart use of bandwidth with restoration

16 :Stacked ADM-16 4/1 :DXC 4/3/1 :DWDM 40x10 Gbit/s OXC :Optical Cross Connect,

Distributed intelligence :
Evolution towards ASON

- Benefits of ASON

  Automatically Switched Optical Network:
  - Fast and automatic end-to-end provisioning
  - Fast and efficient re-routing
  - Dynamic set-up of connections based on client (and customer) request
  - Support of Optical Virtual Private Networks (OVPN)
  - Support of different levels of Quality of Service

Distributed intelligence
Evolution towards ASON

- ASON is based on:
  - Management Plane
  - Control Plane
  - Transport Plane (OTN)


Management Plane
SGSDH
NMI-A
NMI-T
ASON Control Plane
OCC
OCC
OCC
OCC
I-NNI
E-NNI
Signaling
UNI
CCI
Client Data
e.g. IP, ATM,
TDM
Transport Plane

OCC – Optical Connection Controller

Voice Network Evolution :
"Voice over IP Project"


Voice
Access
VOICE
PACKET
ADSL
Access
POP
Soft Switch
Call Server
Voice Over
GBE Access

Voice Network Evolution : Phase I



Current scenario
Transit Layer
66 Transit Exchanges
Meshed
Switching Layer
628 Local Exchanges
Tandem
Meshed
Access Layer
10400 Switches
RCU
MUX
Customers
Phase I scenario
24 POPs
Transit Layer
V
IP
V
Switching Layer
628 Local Exchanges
Tandem
Meshed
Access Layer
10400 Switches
RCU
MUX
Customers

Voice Network Evolution :
Phase II



Phase I scenario
24 POPs
Transit Layer
V
IP
Switching Layer
628 Local Exchanges
Tandem
Meshed
Access Layer
10400 Switches
RCU
MUX
Customers
Phase II scenario
Switching Layer
IP
Access Layer
New Voice Access
Voice over DSL Access

Next Generation OSS platform


NSD
Order Entry
TTM
TIBCO
The Power of Now
N@utilus
TTM
WFM
LIDO
CPC
DB Layer
IDNM/SP
Inventory
1
DBL
granito systems
Design
Manager
SC
SI
NI
micro
muse
CIC
Performance
Management
Fault Management
IPNET
Audit
SYNDESIS
CPC
1
Provisioning
CWM
MSEM
CWM
AWS, SOA
SCE

OSS Platform :
Functional coverage



FULFILLMENT
ASSURANCE
BILLING
Sales
Order Handling
Problem Handling
Customer QoS Management
Invoicing / Collections
CUSTOMER CARE PROCESSES
Service Planning & Development
Service Configuration
Service Problem Management
Service Quality Management
Rating & Discounting
SERVICE DEVELOPMENT AND OPERATIONS PROCESSES
Network Planning & Development
Network Provisioning
Network Inventory Management
Network Maintenance & Restoration
Network Data Management
NETWORK SYSTEMS MANAGEMENT PROCESSES
Partial coverage
Full coverage

Work Force Management System


Customer Care
ACL/PS
NSCLGRA
GIR
TTI
ACL/PS
ACL/IA
NSCLGRA
TTM
N@UTILUS
MGA
Operations Centers
WRAP
WFM
GEM
Work Centers
RPA web
TGP

Network Control Centers consolidation and integration


TORINO
MILANO (*)
MESTRE
BOLOGNA
FIRENZE
ROMA (**)
NAPOLI
PALERMO
10 Regional Center
MILANO
BOLOGNA
ROMA
NAPOLI
5 National Network Center

(*) for Milano City, Lombardia and previous National Center
(**) for Roma City, Lazio, Abruzzo, Sardegna and previous National Center

Help Desk integration and empowerment



Enterprise Operations
CNA
Help Desk (10)
Regional Operations
Remote Resolution
Executive (2,300)
Business (850,000)
50.000
100.000
700.000
Request of Technician Activity
WFM
FAS
Operations Areas (44)
Integrated Work Centers (148)

GLOSSARY

ADM: Add-Drop Multiplexer
ADSL: Asymmetrical Digital Subscriber Line
AIN: Advanced Intelligent Network
AS: Access Switch
ASON: Automatically Switched Optical Network
ATM: Asynchronous Transfer Mode
BAS: Broadband Access Server
B-RAS: Broadband Remote Access Server
CCBS: Completion Calls to Busy Subscribers
CDN: Content Delivery Network
CNA: Centro Nazionale Assistenza (National Center)
CoS: Class of Service
DSL: Digital Subscriber Line
DSLAM: Digital Subscriber Line Access Multiplexer
DWDM: Dense Wavelenght Division Multiplexing
DXC: Digital Cross Connect

E-PON: Ethernet Passive Optical Network
ETSI: European Telecommunication Standard Institute
FoIP: Fax over Internet Protocol
FR: Frame Relay
FTTB: Fiber To The Building
FTTC: Fiber To The Curb
FTTE: Fiber To The Exchange
GBE: GigaBit Ethernet
HDSL: High bit rate Digital Subscriber Line
IDC: Internet Data Center
IN: Intelligent Network
IP: Internet Protocol
ISC: International Switching Center
ISDN: Integrated Services Digital Network
ISP: Internet Service Provider
LAN: Local Area Network
LE: Local Exchange
LRE: Long-Reach Ethernet

MMF: Multi-Mode Fibre
MPLS: Multi-Protocol Label Switching
MSSPRing: Multiplex Section Shared Protection Ring
MUX: Multiplex
OLO: Other Licensed Operator
OLT: Optical Line Termination
ONU: Optical Network Unit
OTN: Optical Transport Network
OVPN: Optical Virtual Private Network
OXC: Optical Cross Connect
PBX: Private Branch eXchange
PoP: Point of Presence
POTS: Plain Ordinary Telephone Service
PVC: Permanent Virtual Circuit
QoS: Quality of Service
RAM: Random Access Memory

SCE: Service Creation Environment
SCP: Service Control Point
SDH: Synchronous Digital Hierarchy
SHDSL: Symmetrical High bit rate Digital Subscriber Line
SIP: Session Initiation Protocol
SMF: Single Mode Fibre
SOHO: Small Office Home Office
SS7: Signalling System 7
SSG: Service Selection Gateway
SSP: Service Switching Point
TDM: Time Division Multiplexing
TE: Transit Exchange
TI: Telecom Italia
TT: Trouble Ticketing
TTM: Trouble Ticketing Management
UNI: User Network Interface
UTP: Unshielded Twisted Pairs

VAD: Voice-Activated Dialing
VDSL: Very high-speed Digital Subscriber Line
VoIP: Voice over Internet Protocol
VPN: Virtual Private Network
WFM: Work Force Management
WIFI: Wireless Fidelity
WLAN: Wireless Local Area Network
WL-USB: WireLess- Universal Serial Bus